New Basquiat: 11x growth on sister painting

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Masterworks <notification@masterworks.com>
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Dear Sam,

Did you know that when Basquiat's works come back to auction they almost always sell for a profit? In fact, 96% of the time they've appreciated in value.

You can see this historical trend play out in the similar sales history of our latest Basquiat, *Made in Japan II*. This work's sister painting, *Made in Japan I*, initially sold for $722,000 in 2002. In 2014, it resold for $8 million—more than 11x its initial sale price.



This Painting's Pair Appreciated 11x
Sell Price (2002):
$770K
Sell Price (2014):
$8M
Made in Japan I (1982)

This standout sale from our painting's similar sale set signals the appreciation potential for this style, one of many reasons we bought it. It's also from Basquiat's most commercially desirable year (1982) and features one of his most coveted motifs (a human head).

Invest in this work here, and view the offering circular below.

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Want to learn more about how this offering can fit into your portfolio? Chat with an adviser today.

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Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com

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